Exhibit 1

CALL FOR AN ORDINARY GENERAL SHAREHOLDERS’ MEETING

VISTA OIL & GAS, S.A.B. DE C.V.

As provided by Articles 181 and 183 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles; “LGSM”) and by articles Eighteen and Twentieth of the current by-laws of Vista Oil & Gas, S.A.B. de C.V. (the “Company”), the shareholders of the Company (the “Shareholders”) are hereby called to an ORDINARY GENERAL SHAREHOLDERS’ MEETING, to be held at 10:00 hours on April 21, 2020, in Mexico City, United Mexican States (“Mexico”), corporate domicile of the Company, in the meeting room located at Torre Virreyes, Pedregal No. 24, 24th Floor, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo (the “Annual Ordinary General Shareholders’ Meeting”), in order to discuss the following:

AGENDA

I.

Presentation, discussion and, if appropriate, approval of the Company’s Chief Executive Officer report prepared in accordance with Article 172 of the LGSM and articles 28, section IV and 44, section XI of the Securities Market Law (Ley del Mercado de Valores; “LMV”), same which includes the presentation of the individual and consolidated financial statements of the Company, together with the external auditor´s report, in connection with the results and operations of the Company for the fiscal year ended on December 31, 2019, as well as the Board of Director’s opinion regarding the content of such report issued by the Chief Executive Officer of the Company.

II.

Presentation, discussion and, if appropriate, approval of the Company’s Board of Directors report pursuant to Article 172, section b) of the LGSM, on the main accounting and reporting policies and criteria used by the Company in the preparation of its financial information.

III.

Presentation, discussion and, if appropriate, approval of the Company’s Board of Directors report on the operations and activities in which such Board of Directors intervened pursuant to Article 28, section IV, subsection e) of the LMV.

IV.

Presentation, discussion and, if appropriate, approval of the annual reports of the chairmen of the Audit Committee and Corporate Practices Committee regarding the activities carried out by such committees pursuant to Article 43, subsections I and II of the LMV.

V.	Proposal, discussion and, if applicable, approval, of the remuneration for the members of the board of directors.

VI.

Proposal, discussion and, if appropriate, approval of an extension for an additional 5 years period of the authorization to carry out one or more financing transactions approved by the shareholders’ meeting on April 25, 2019; associated resolutions.

VII.	Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Annual Ordinary General Shareholders’ Meeting; associated resolutions.

We remind the Shareholders that in order to be admitted to the Annual Ordinary General Shareholders’ Meeting, they are required to provide a deposit certificate (constancia de depósito) issued by the S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., together with, if applicable, the supplementary list referred to in the LMV, no later than one business day prior to the date of the Annual Ordinary General Shareholders’ meeting hereby called, at the aforementioned address, between 9:00 to 14:00 hours and 16:30 to 19:00 hours, from Monday to Friday, during business days. Upon delivery of such deposit certificates (constancias de depósito) by the Shareholders, entry passes will be issued without which such Shareholders will not be allowed to participate in the Annual Ordinary General Shareholders’ Meeting. Shareholders can attend the Annual Ordinary General Shareholders’ Meeting personally or represented by an attorney-in-fact appointed by means of a power of attorney granted in terms of the templates provided by the Company pursuant to Article 49, section III of the LMV or by means of a power of attorney granted in accordance with civil law. The template of power of attorney and other documents related to the Agenda are available for consultation at the address set forth above as well as on the website of the Company: http://www.vistaoilandgas.com/en/investors/.

Mexico City, Mexico as of March 12, 2020

By: /s/ Miguel Matías Galuccio

Name: Miguel Matías Galuccio

Position: Chairman of the Board of Directors of

Vista Oil & Gas, S.A.B. de C.V.

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